EXHIBIT 10
                Second Declaration of Default of all outstanding
             installments, dated December 16, 2002, Declaration that
           Dialog4 has obtained sole voting and depositive power with respect to 1,250,000 shares (the Purchase Price Stock).



Dear Mr. Zeni,

We received your E-Mail of 13 December 2002 and herewith state and declare the following:

1. Negotiations on a new payment schedule failed definitely. CS/CRL/Jay Brentlinger owe our client Dialog4 immediate payment of the full amount of US$ 612.055,33.

Jay Brentlinger is personally liable. He will face litigation should he not pay. Deadline for this payment is

                            Friday, 20 December 2002.


2. Under Section 6 of the Second Amendment Dialog4 has obtained sole voting and dispositive power with respect to the Purchase Price Stock.

We declare and announce that Dialog4 will make use of its voting rights.


3. According to Section 5 of the Second Amendment CRL was (and is) obliged to register the Purchase Price Stock. Please inform on the status of the registration.


4. According to the Annual Report 2001 of CRL Systems Inc., Mr. Brentlinger has committed to exercise his options to purchase 1.000.000 shares for US$ 1,25 per share, if necessary, in order to satisfy the Company's debt payments if operating cash flows are inadequate.

As this situation has occurred, we request immediate information whether Mr. Brentlinger has already exercised this option or whether and when he will meet his respective obligations.

Again, Mr. Brentlinger will be made liable for all this unlawful actions or omissions in all respects.


Yours sincerely,
Dr. Werner Kessler
Rechtsanwalt